BYLAWS OF

Future Proof Climate Intelligence P.B.C.

A BENEFIT CORPORATION

TABLE OF CONTENTS

Future Proof Climate Intelligence P.B.C.

BYLAWS

1. Offices

2. Shareholders

3. Board of Directors

4. Officers

5. Notices

6. Contracts, Loans, Checks and Deposits

7. Share Certificates

8. Books, Records, Fiscal Year and Seal

9. Amendments or Appeal

10. Indemnification

11. Supersedure of Contrary State Law

BYLAWS OF
Future Proof Climate Intelligence P.B.C.
A BENEFIT CORPORATION

ARTICLE I
OFFICES

1.1 **Office:** The office of the Corporation will be located at:

> 74-4746 Waiha Loop
>
> Kailua Kona, HI 96740

1.2 **Additional Offices:** The Corporation may also have offices and places of business at such other places as the Board of Directors may from time to time determine, or the business of the Corporation may require.

ARTICLE II
SHAREHOLDERS

2.1 **Place of Meetings:** The annual meeting of the Shareholders for the election of Directors and all special meetings of Shareholders for any purpose may be held in such place within or without the State of DELAWARE as stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

2.2 **Annual Meetings:** The annual meeting of Shareholders shall be held on the **2ⁿᵈ Tuesday of March of each year,** if not a legal holiday, then on the next business day following, at which they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

2.3 **Special Meetings:** Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Article of Incorporation, may be called by the Chairman of the Board, if any, or the President or Board of Directors, and shall be called by the President or Secretary in writing at the request of a majority of the Board of Directors, or at the request in writing of shareholders owning at least <u>fifty-one (51)</u> percent in the amount of the shares of stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.4 **Notice of Meeting:** Written notice of the annual meeting or special meeting, the place, date and hour of the meeting, shall be given personally or by email or mail to each shareholder entitled to vote, not less than seven (7), nor more than Thirty (30) days prior to the meeting. For special meetings, notice of the purpose or purposes for which the meeting is called and at whose direction it is being issued is also required.

2.5 **Waiver of Notice:** Whenever any notice is required to be given to any Stockholder under the provisions of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when a Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.6 **Quorum:** Except at otherwise provided by the Articles of Incorporation, the holders of a majority of the shares of stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite for and shall constitute a quorum at all meetings of the Shareholders for the transaction of business. If, however, such quorum shall not be perfect or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business as may be transacted which might have been transacted at the meeting as originally noticed.

2.7 **Record Date:** For the purpose of determining the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining Shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action affecting the interests of Shareholders, the Board of Directors may fix, in advance, a record date. Such date shall not be more than <u>thirty (30)</u> days nor less than <u>five (5)</u> days before the date of any such meeting, nor more than <u>five (5)</u> days prior to any other action. In each such case, except as otherwise provided by law, only such persons as shall be Shareholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to express such consent or dissent, or to receive payment of such dividend, or such allotment of rights, or otherwise to be recognized as Shareholders for the related purpose, notwithstanding any registration of transfer of shares on the books of the Corporation after any such record date so fixed.

2.8 **Presiding Officer Order of Business:** Meetings of the Stockholders shall be presided over by the Chairman of the Board, or, if he or she is not present, by the Chief Executive Officer, or if he or she is not present, by the President, or if he or she is not present, by a Vice-President, or if neither the Chairman of the Board nor the Chief Executive Officer nor the President or a Vice-President is present, by a chairman to be chosen by a majority of the Shareholders entitled to vote at a meeting who are present in person or by proxy. The Secretary of the Corporation, or, in his or her absence, an Assistant Secretary, shall act as Secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the Shareholders present at the meeting shall choose any person present to act as Secretary of the meeting.

2.9 **Voting:** At any meeting of the Shareholders, every Shareholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such Shareholder. Except as otherwise provided by law or the Articles of Incorporation, each Shareholder of record shall be entitled to one vote for every share of such stock standing in his name on the books of the Corporation. All elections shall be determined by a plurality vote, and except as otherwise provided by law or the Articles of Incorporation, all other matters shall be determined by vote of a majority of the shares present or represented at such meeting and voting on such questions.

2.10   **Business for Stockholders' Meetings:**

2.10.1 **Business at Annual Meetings:**

In addition to the election of Directors, other proper business may be transacted at an annual meeting of Stockholders, provided that such business must be properly brought before such meeting. To be properly brought before an annual meeting, business must be (a) brought by or at the direction of the Board or (b) brought before the meeting by a Stockholder pursuant to written notice thereof, and received by the Secretary not later that the close of business on the Seventh (7) day and not earlier than the close of business on the Thirtieth (30) day prior to the annual meeting. No business shall be conducted at any annual meeting of Stockholders except in accordance with this subsection 2.10.1, unless the application of this subsection 2.10.1 to a particular matter is waived in writing by the Board of Directors.

The order of business at the annual meeting shall be as follows:

    i.   Call to order of meeting

    ii.   Proof of notice of meeting

    iii.   Reading of minutes of last previous annual meeting

    iv.   Reports of Officers

    v.   Reports of Committees

    vi.   Election of Directors

    vii.   Miscellaneous business

2.10.2 **Business at Annual Meetings:** At any special meeting of the Stockholders, only such business as is specified in the notice of such special meeting given by or at the direction of the person or persons calling such meeting, in accordance with subsection 2.4 hereof, shall come before such meeting.

2.11   **Proxies:** Every proxy must be executed in writing by the Shareholder or by his Attorney-in-fact. A proxy shall be filed with the Secretary before or at the time of the meeting or the delivery to the Corporation of the consent to corporate action in writing. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless it shall have specified therein its duration. Every proxy shall be revocable at the pleasure of the person executing it or of his personal representatives or assigns, except in those cases where an irrevocable proxy is permitted by law.

2.12   **Action by Stockholders by Written Consents:** Whenever by any provision of statute, the Articles of Incorporation or of these Bylaws, the vote of Shareholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of Shareholders may be foregone, if all the Shareholders who would have been entitled to vote on the action of such meeting were held shall consent in writing to such corporate action being taken.

2.13   **List of Shareholders:** A complete list of the Shareholders of the Corporation, entitled to vote at the ensuing meeting, arranged in alphabetical order of their last name, and showing the address and the number of shares owned by each Shareholder shall be prepared by the Secretary, or other Officer of the Corporation having charge of the Stock Transfer Books. This list shall be kept on file for a period of at least seven (7) days prior to the meeting at the registered Office of the Corporation in the State of HAWAII and shall be subject to inspection during usual business hours by any shareholder. This list shall also be available at the meeting and shall be open to inspection by any Shareholder at any time during the meeting. The original Stock Transfer Books shall be prima facie evidence of which Shareholders are entitled to examine the list or to vote at any meeting of the Shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any meeting of the Shareholders.

ARTICLE III
BOARD OF DIRECTORS

3.1   **General Powers:** The business and affairs of the Corporation shall be managed by the Board.

3.2   **Number; Tenure; Removal; and Resignation:** The number of Directors which shall constitute the entire Board shall be fixed and may be altered by resolution adopted by a vote of a majority of the entire Board of Directors, or by the Shareholders.

Directors shall be elected at the annual meeting of the Shareholders, except as provided in Section 3.3 of this Article, and each Director shall be elected to serve until his successor has been elected and has qualified.

Any Director may resign at any time. The Board of Directors may, by majority vote of all Directors then in office, remove a Director for cause.

3.3   **Vacancies:** If any vacancies occur in the Board of Directors by reason of the death, resignation, retirement, disqualification or removal from office of any Director, or if any new Directorships are created, all of the Directors then in office, although less than a quorum, may, by majority vote, choose a successor or successors, or fill the newly created Directorship, and the Directors so chosen shall hold office until the next annual election of Directors and until their successors shall be duly elected and qualified, unless sooner displaced; provided, however, that if in the event of any such vacancy, the Directors remaining in office shall be unable, by majority vote, to fill such vacancy within thirty (30) days of the occurrence thereof, the President or the Secretary may call a special meeting of the Shareholders at which a new Board of Directors shall be elected to serve until the next annual election of Director's and until their successors shall be duly elected and qualified, unless sooner displaced.

3.4   **Meeting Place:** The Board of Directors or a committee of the Corporation may hold meetings, both regular and special, either within or without the State of DELAWARE.

3.5   **First Meetings:** The first meeting of each newly elected Board of Directors shall be held at the same place and immediately following the annual meeting of Shareholders, and no notice of such meeting shall be necessary to the newly elected Directors in order to legally constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at the time and place so fixed, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meeting of the Board of Directors, or as shall be specified in a written waiver signed by all of the Directors.

3.6 **Annual and Regular Meetings:** Annual and Regular meetings of the Board of Directors or a committee may be held without notice at such time and at such place as shall from time to time be determined by the Board.

3.7 **Special Meetings:** Special meetings of the Board may be called by the Chairman of the Board, if any, or by the President or Vice President on two (2) days notice by mail or on one (1) day notice personally by telephone or by email to each Director; Special meetings shall be called by the Chairman, President, Vice President or Secretary in like manner and on like notice on the written request of two (2) Directors. Special meetings of a committee may be called by at least two (2) Directors of the committee on two (2) days' notice by mail or on one day's notice personally by telephone or email to each Director on the committee.

3.8 **Waiver of Notice:** Whenever any notice is required to be given to any Director, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meetings of the Board or any committee appointed by the Board need be specified in the waiver of notice of such meeting. The attendance of a Director at a Board or committee meeting shall constitute a waiver of notice of such meeting, except when a Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.9 **Quorum:** At all meetings of the Board or a committee, a majority of the entire Board of Directors or committee shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Directors, either in person or by telephone conference all, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.10   **Action:**

3.10.1 **Action of the Board or committees:** The act of the majority of the Directors present at a Board or committee meeting at which there is a quorum shall be the act of the Board or committee, unless the vote of a greater number is required by these Bylaws or the Articles of Incorporation.

3.10.2 **Action without a meeting:** Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all of the members of the Board or committee consent in writing to the adoption of a resolution authorizing such action. The resolution and written consents thereto by the members of the Board or committee shall be filed with the minutes of the proceeds of the Board or committee.

3.10.3 **Action by telephone or similar means:** Any one or more members of the Board of Directors or any committee may participate in a meeting of such Board or committee by means of a conference telephone or similar means of communications equipment allowing all persons participating to hear each other at the same time. Participation by such method shall constitute presence in person at the meeting.

3.11   **Presumption of Assent:** A Director of the corporation present at a Board or committee meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such Director files a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. A Director who voted in favor of such action may not dissent.

3.12   **Compensation:** Each Director shall be entitled to receive as compensation for his or her services such sum as shall from time to time be fixed by resolution of the Board, and each Director shall be entitled to reimbursement for all traveling expenses incurred by him or her in attending any such meeting. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation, therefore.

3.13   **Dividends:** Subject always to provisions of law and the Articles of Incorporation, the Board of Directors shall have full power to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be so declared and paid to the Shareholders of the Corporation. The Board of Directors may fix a sum which may be set aside over and above the paid-in capital of the Corporation for working capital or as a reserve for any proper purpose, and from time to time may increase, dimmish, and vary this fund in the Board's absolute judgment and discretion.

3.14   **Committees:** The Board of Directors may, be resolution or resolutions adopted by a majority of the entire Board, designate one or more committees, each committee to consist of two or more of the Directors, which, to the extent provided in said resolution or resolutions and within the limitations prescribed by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it.

ARTICLE IV
OFFICERS

4.1   **Officers:** The Officers of the Corporation shall be a President and one or more Vice Presidents, a Secretary and a Treasurer. The Board of Directors may also elect a Chairman of the Board and may elect or appoint such other Officers as it may determine.

4.2   **Term of Office; Removal; Resignation:** The Officers of the Corporation shall be elected annually by the Board at the Board meeting held after the annual meeting of the Stockholders. If the election of Officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held. Unless an Officer dies, resigns or is removed from office, he or she shall hold office until the next annual meeting of the Board or until his or her successor is elected. The Board of Directors may appoint an Officer for a longer or shorter period of time at its sole discretion. Any Officer elected or appointed by the Board may be removed with or without cause at any time by the Board. Any Officer elected or appointed by the Board may resign with or without cause at any time.

4.3   **Compensation:** The compensation of all elected Officers of the Corporation shall be fixed by the Board of Directors, and the compensation of appointed Officers and Agents shall either be so fixed or shall be fixed by Officers thereunto duly authorized.

4.4   **Vacancies:** If the office of any Officer becomes vacant for any reason, the Board of Directors may fill such vacancy. Any Officer so appointed or elected by the Board shall serve only until such time as the unexpired term of his predecessor shall have expired unless reelected or re-appointed.

4.5   **The Chairman of the Board:** If there be a Chairman of the Board of Directors, shall preside at all meetings of the Shareholders and Directors and shall have such other powers and duties as may from time to time be assigned by the Board.

4.6   **The President and Chief Executive Officer:** The President shall be the Chief Executive Officer of the Corporation. In the absence of the Chairman of the Board, or if there be no Chairman, he or she shall preside at all meetings of the Shareholders and Directors. He or she shall be a member of all standing committees, have general and active management and control of the business and affairs of the Corporation subject to the control of the Board of Directors, and shall see that all orders and resolutions of the Board are carried into effect. The President shall execute in the name of the Corporation all deeds, bonds, mortgages, contracts, and other instruments requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other Officer or Agent of the Corporation.

4.7   **The Vice President:** The Vice President, if any, or, if there be more than one, the Vice Presidents, in the order of their seniority or in any other order determined by the Board shall, in the absence or disability of the President, perform the duties and exercise the powers of the

President, and shall generally assist the President and perform such other duties as the Board of Directors shall prescribe.

4.8 **The Secretary:** The Secretary shall attend all meetings of the Board and all meetings of the Shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the Shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall act. The Secretary shall keep in safe custody the seal of the corporation and, when authorized by the Board, affix the same to any instrument requiring it and, when so affixed, it shall be attested by the Secretary's signature or by the signature of the Treasurer of an Assistant Secretary or Treasurer. The Secretary shall keep in safe custody the certificate books and stock bonds and such other books and papers as the Board may direct and shall perform all other duties incident to the office of Secretary.

4.9 **The Assistant Secretaries:** The Assistant Secretaries, if any, in order of their seniority, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors shall prescribe.

4.10 **The Treasurer:** The Treasurer shall have the care and custody of the corporate funds, and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board, or whenever they may require it, an account of all the transactions as Treasurer and of the financial condition of the Corporation.

ARTICLE VI
CONTRACTS, LOANS, CHECKS, AND DEPOSITS

6.1   **Contracts:** The Board may authorize any Officer or Officers, or Agent or Agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances.

6.2   **Loans to the Corporation:** No loans for borrowed money shall be contracted on behalf of the Corporation and no evidence of indebtedness for borrowed money shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

6.3   **Checks, Drafts, Etc:** All checks, drafts or other orders for the payment of money, notes or other evidence of indebtedness issued in the name of the Corporation shall be signed by such Officer or Officers, or Agent or Agents, of the Corporation and in such manner as is from time to time determined by resolution of the Board.

6.4   **Deposits:** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select.

ARTICLE VII
SHARE CERTIFICATES

7.1   **Issuance of Shares:** No shares of the Corporation shall be issued unless authorized by the Board, which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.

7.2   **Form Signatures:** The certificate for shares of the Corporation shall be in such form as shall be determined by the Board of Directors and shall be numbered consecutively and entered in the books of the Corporation as they are issued. Each certificate shall exhibit the registered holder's name and the number and class of shares and shall be signed by the Chairman of the Board, President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary

4.11   **The Assistant Treasurer:** The Assistant Treasurers, if any, in the order of their seniority, shall, in the absence or disability of the Treasure, perform the duties and exercise the power of the Treasurer and shall perform such other duties as the Board of Directors shall prescribe.

4.12   **The Controller:** The Controller, if any, shall maintain adequate records of all assets, liabilities and transactions of the Corporation and shall have adequate audits thereof currently and regularly made. In conjunction with other Officers, the Controller shall initiate and enforce measures and procedures whereby the business of the Corporation shall be conducted with the maximum safety, efficiency and economy.

4.13   **Voting of Securities:** Unless otherwise ordered by the Board of Directors, the Chairman or the President shall have full power and authority on behalf of the Corporation to vote in person or by proxy at any meetings of the Stockholders of any Corporation in which the Corporation may hold stock, and at any such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE V
NOTICES

5.1   **Form Delivery:** Notices to Directors and Shareholders shall be in writing and may be delivered personally or by email or mail. Notice mail shall be deemed to be given at the time when the same shall be deposited in the post office or a letter box, in a postpaid sealed wrapper, and shall be addressed to Directors or Shareholders at their addresses appearing on the records of the Corporation, unless any such Director or Shareholder shall have filed with the Secretary of the Corporation a written request that notices intended for him or her to be mailed to some other address, in which case the notice shall be mailed to the address designated in such request. Notice to Directors may also be given by telephone or by email.

or an Assistant Secretary and shall bear the seal of the Corporation. In case any Officer or Officers who have signed shall cease to be such Officer or Officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by such Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates had not ceased to be such Officer or Officers of the Corporation.

7.3   **Stock Rewards:** The stock transfer books shall be kept at the registered office or principal place of business of the Corporation or at the office of the Corporation's transfer agent or registrar. The name and address of each person to whom certificates for shares are issued, together with the class and number of shares represented by each such certificate and the date of issue thereof, shall be entered on the stock books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

7.4   **Lost Certificates:** The Board of Directors may direct a new share certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond on such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

7.5   **Restrictions on Transfer:** A Shareholder shall not sell, assign, offer, pledge, or otherwise transfer his or her shares in the Corporation of the transfer of the interest would require registration of the transferred interest pursuant to any applicable federal or state securities laws. Any transfer that is not in accordance with these Bylaws or requiring the registration of the transferred interest pursuant to any applicable federal or state securities laws shall be null and void.

7.6   **Transfer of Shares:** The transfer of shares of the Corporation shall be made the stock transfer books of the Corporation pursuant to authorization or document of transfer made by the holder of record thereof, who shall furnish proper evidence of authority to transfer. Any transfer made not on the stock transfer book of the Corporation shall be deemed null and void.

7.7   **Registered Shareholders:** The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, arid shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of DELAWARE.

ARTICLE VIII
BOOKS, RECORDS, FISCAL YEAR, AND SEAL

8.1   **Books and Records:** The Corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its stockholders and Board and such other records as may be necessary or advisable.

8.2   **Tax Year and Accounting Method:** The fiscal year of this Corporation shall begin on January 1st . The Corporation shall use the cash (cash or accrual) method of accounting. Both the tax year and the accounting period of the Corporation may be changed with the consent of the Board of Directors and may be affected by the filing of appropriate forms with the IRS and state tax authorities.

8.3   **Corporate Seal:** The Corporate seal shall have inscribed thereon the name of the Corporation, the year of its Incorporation and the words "Corporate Seal, Future Proof Climate Intelligence P.B.C.". The seal may be used by causing it or a digital copy thereof to be impressed, affixed, reproduced or otherwise.

ARTICLE IX
AMENDMENTS OR REPEAL

9.1   **Power to Amend:** The Board of Directors shall have the power to amend, alter, or repeal these Bylaws, and to adopt new Bylaws, from time to time, by an affirmative vote of a majority of the whole Board as then constituted, provided that notice of the proposal to make, alter, amend, or repeal the Bylaws was included in the notice of the Directors' meeting at which such action takes place. The Board of Directors may not repeal or amend any Bylaw that the Stockholders have expressly provided may not be amended or repealed by the Board of Directors. At the next Shareholders' meeting following any action by the Board of Directors, the Shareholders, by a majority vote of those present and entitled to vote, shall have the power to alter or repeal Bylaws newly adopted by the Board of Directors, or to restore to their original status Bylaws which the Board may have altered or repealed, and the notice of such Shareholders' meeting shall include notice that the Shareholders will be called on to ratify the action taken by the Board of Directors with regard to the Bylaws.

9.2   **Amendment Affecting Election of Directors:** If any Bylaws regulating an impending election of Directors is adopted, amended or repealed by the Board, there shall be set forth in the notice of the next meeting of Shareholders for the election of Directors the Bylaws so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE X
INDEMNIFICATION

10.1   **Indemnification of Directors and Officers:** The Corporation shall indemnify each of its Directors, Officers, and employees whether or not then in service as such (and his or her executor, administrator, and heirs), against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a Director, Officer, or employee of the Corporation. The individual shall have no right to reimbursement, however, in relation to matters as to which he or she has been adjudged liable to the Corporation for negligence or misconduct in the performance of his or her duties, or was derelict in the performance of his or her duty as Director, Officer or employee by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of his or her office or employment. The right to indemnity for expenses shall also apply to the expenses of suits which are compromised or settled if the country having jurisdiction of the matter shall approve such settlement.

ARTICLE XI
SUPERSEDURE OF CONTRARY STATE LAW

11.1   **These Bylaws are intended for use by Corporations in many states:** It is the intention of the Shareholders and Directors that to the extent these Bylaws are contrary to the laws of the state in which its Articles of Incorporation have been filed, that the laws of DELAWARE, to the extent they are contrary to the provisions set forth herein, shall be controlling, and remaining, non-inconsistent provisions shall survive.

Future Proof Climate Intelligence P.B.C.
CERTIFICATE OF ADOPTION OF BYLAWS

ADOPTION OF INCORPORATOR(S) OF FIRST DIRECTOR(S).

The undersigned person(s) named in the Articles of Incorporation as the Incorporator(s) or First Director(s) of the above-named Corporation hereby adopt the same as the Bylaws of said Corporation.

Executed this 25th day of April, 2025

Pualilia Paikuli

Pualilia Paikuli, Secretary

CERTIFICATE BY SECRETARY.
I DO HEREBY CERTIFY AS FOLLOWS:

That I am the duly elected, qualified and acting Secretary of the above named Corporation, that the foregoing Bylaws were adopted as the Bylaws of said corporation on the date set forth above by the person(s) named in the Articles of Incorporation at the Incorporator(s) or First Director(s) of said Corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and not affixed the corporate seal this 25th day of April, 2025.

Pualilia Paikuli

Pualilia Paikuli, Secretary

CERTIFICATE BY SECRETARY OF ADOPTION BY SHAREHOLDERS' VOTE
THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of the above named Corporation and that the above foregoing Code of By-laws was submitted to the Shareholders at their first meeting and recorded in the minutes thereof, was ratified by the vote of Shareholders entitled to exercise the majority of the voting power of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this 25th day April, 2025.

Pualilia Paikuli

Pualilia Paikuli, Secretary